eBay Inc. 2025 Hamilton Avenue San Jose, CA 95125

October 13, 2017

VIA EDGAR
Ms. Jennifer Thompson
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	eBay Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 6, 2017
File No. 001-37713

Dear Ms. Thompson:

Thank you for your letter dated October 11, 2017 addressed to eBay Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

To facilitate the Staff’s review, we have keyed our response to the headings and the numbered comment used in the Staff’s comment letter, which is reproduced in italics below. Our response follows the comment.

Notes to Consolidated Financial Statements

Note 15 - Income Taxes, page F-36

1.
We note your response to comment 1 that you will disclose that the step up in tax basis(es) resulted from a change in tax status and consequently in the recognition of the associated tax benefit. We have the following comments:

•
We understand from your response letter dated August 24, 2017 that your foreign operations did not have a change in tax status as that term is commonly understood in the United States, but rather that you believe it is appropriate to characterize the termination, amendment or replacement of certain foreign tax agreements as being analogous to a change in tax status. If you believe it is appropriate to disclose that you experienced a change in tax status, please explain to us why such disclosure is appropriate.

•
Regardless of the above bullet point, please revise your proposed disclosure to explain in more detail the circumstances that led to the change in tax basis. We believe it would provide useful information to your investors if you disclose something similar to the step-up in tax basis for your foreign eBay platforms resulted from your election to terminate the existing tax ruling and finalize a new agreement with the foreign tax authority and the step-up in tax basis for your foreign Classifieds platforms resulted from voluntarily domiciling your foreign Classifieds intangible assets into a new tax jurisdiction. We believe your currently proposed disclosure is overly vague to explain the material change to your financial statements.

We confirm that we will clarify our disclosures in future filings on Forms 10-K and 10-Q.  We will include disclosure that is consistent with your comment to explain that the step-up in tax basis for our foreign eBay platforms resulted from our election to terminate the existing tax ruling and finalize a new agreement with the foreign tax authority and the step-up in tax basis for our foreign Classifieds platforms resulted from voluntarily domiciling our foreign Classifieds intangible assets into a new tax jurisdiction. By including this disclosure, we do not believe it is necessary to include language regarding a change in tax status.

We intend to file our Form 10-Q for the quarter ended September 30, 2017 by Thursday, October 19, 2017.  As stated above, we will include the clarified disclosure in this filing.

*        *        *
In the instances indicated above, we believe that revisions in response to the Staff’s comment will enhance our disclosure. However, we believe that the filing in question substantially complies with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-376-3214). In addition, you are welcome to contact Eric Haueter of Sidley Austin LLP at (415-772-1231).

eBay Inc.
Principal Accounting Officer:

By:	/s/ Brian J. Doerger
Brian J. Doerger
Vice President, Chief Accounting Officer